



Full-Service, No-Risk RPM and CCM from Military Professionals

Company:
BlueStar TeleHealth
7654 Standish Place, Rockville, MD 20855
www.bluestartelehealth.com

Contact:
Michael Rolli, MD, CMO
800-441-0730 / 202-425-5466 (M)
michael.rolli@bluestartelehealth.com

Robert Wray, CEO
800-441-0730 / 401-474-7079 (M)
robert.wray@bluestartelehealth.com

BlueStar connects caregivers to remote patients:

- Remote Patient Monitoring (RPM)
- Chronic Condition Mgt (CCM)
- Population Health support
- Senior in-home Technologies
- Patient outreach programs

Awards from:

- SBA Small Business of Year
- Governor of Maryland
- Better Business Bureau

Veteran Owned and Operated:

- CEO/COO are retired Navy admirals
- CMO was Army physician
- Advisory Board has 14 generals & admirals from Army, Navy, Air Force, Marines, including doctors
- 44 general/admiral shareholders
- Certified by VA and 3 major national authorities as SDVOSB
- 501(c)(3) foundation provides free services to elderly vets & widows

Our Vizient contract # is **SV3015**

vizient. Awarded Supplier

"Telehealth is exploding, and RPM is exploding faster. The space is white hot—the pandemic broke down all the barriers. It's all about trust in delivery, which is why caregivers are looking for a trusted player like BlueStar."

-- Grant Chamberlain, Managing Director, Ziegler Healthcare Investment Banking, Chicago

What BlueStar Does:

BlueStar provides everything a caregiving organization needs to connect with remote patients to deliver Remote Patient Monitoring (RPM) or Chronic Care Management (CCM): hardware, software, care plans, nurse monitoring, logistics, tech support, customer service, patient recruitment and onboarding, patient training, equipment retrieval and refurb. BlueStar does all the hard work of delivering the last mile of telehealth-- it allows the caregiving member to focus on clinical care.

Why Choose BlueStar:

BlueStar delivers RPM, CCM, and other population health services:

- Full-service – we do all the work—no new burdens on member staff
- No-risk—we only get paid as the member is reimbursed for our services
- No Upfront Investment—we are paid on a per-patient-per-month basis
- Hardware and Software agnostic—we're not pitching or selling any one tool
- Customized Solution provider—every member is different; we work (for free) to build a solution that fits their individual needs
- Experienced Military Providers—retired admirals and generals, serving thousands of families across America
- Service-disabled veteran-owned—eligible for diverse/inclusion set-asides

Our fully outsourced, turn-key solutions include:

- Patient Outreach and Marketing
- Patient Recruitment and Qualification
- Enrollment
- Equipment Purchasing
- Equipment Inventory Management
- Kitting and Testing
- Shipping and Receipt
- Patient Activation and Training
- Communications and Data Feed
- Software
- Technical Support To Patients and Staff
- Customer Service For Patients and Staff
- Medical Monitoring with US-Based Healthcare Professionals
- Alerts and Notifications
- Patient Engagement Programs
- EMR/EHR Interaction
- Billing Support and Documentation
- Equipment Retrieval
- Equipment Refurbishment and Re-Issue

Schedule a Free Consultation:

- Let us develop a free, custom-tailored RPM/CCM program for you
- Contact our Chief Medical Officer, Michael Rolli, at michael.rolli@bluestartelehealth.com or 202.425.5466 to get started

Good for your Patients — Good for your Practice — Good for your Pocketbook